SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .
                                         -------- -----

                              IMA EXPLORATION INC.
                             ----------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
  -----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X        Form 40-F
                                ---------              ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.





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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                No       X
                         -----------       ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                   IMA Exploration Inc.
                                  (Registrant)

Date  January 21, 2003             By  /s/ William Lee
     -------------------------         ----------------------------------------
                                        (Signature)



William Lee, Director and Chief Financial Officer
---------------------
1 Print the name and title of the signing officer under his signature.



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                              IMA EXPLORATION INC.

            Suite 709 - 837 West Hastings Street, Terminal City Club
               Tower, Vancouver, B.C. V6C 3N6 Tel: 604-687-1828 o
                   Fax: 604-687-1858 o Toll Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: info@imaexploration.com
                             -----------------------
               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

NEWS RELEASE                                                    January 21, 2003


               Drill Program Commences On Las Bayas Gold Property
                             In Patagonia, Argentina

IMA Exploration Inc. is pleased to announce that a 2,000 metre Phase I diamond drilling program has begun on the Company's 100% owned Las Bayas property in Patagonia, Argentina. The approximately 20 hole diamond drill program will target four gold bearing low-sulphidation epithermal gold veins that have a combined strike length of over 4 kilometres, with widths up to 22 metres and gold equivalent grades up to 27 grams per tonne (see January 13, 2003, new release). The target veins occur within a 4.5 x 1.5 kilometre area of intense quartz veining where over 15 kilometres of veins have been mapped to date. The surface signatures of the target veins are similar to the geological model of the recently discovered Esquel gold deposit (3.8 million ounces of gold, 6.9 million ounces of silver).

Drill targets during the Phase I program include the Bola vein, 600m in 7 holes, the Voladura Vein, 440m in 4 holes, the Puesto Vein, 350m in 4 holes, and the Laguna Veins, 550m in 4 holes (see attached drill plan). At each of these targets, IMA plans to test the vein structure at depths of 50 to 150 metres, where IMA's geologists interpret that the "boiling" or gold-enriched zone should be present. This interpretation fits the well documented geological model for a low-sulphidation epithermal gold vein system, such as Esquel.

The Company is encouraged with the surface results announced to date and feels that its geological and geochemical compilation and interpretation demonstrates compelling evidence for the discovery potential of an economic gold deposit at Las Bayas.

IMA's geological team conducting the drill program has an intimate knowledge of the local geology. The exploration team on Las Bayas includes: Paul Lhotka, Ph.D., P.Geo., who has extensive experience in low sulphidation epithermal gold vein systems; Sergio Kain, B.Sc., who was a member of Brancote PLC's geological team that was credited with the Esquel discovery; and Daniel Bussandri, B.Sc., a local Argentine geologist with substantial experience in the Patagonia region. The drill program will be overseen by Keith Patterson, M.Sc., IMA's Exploration Manager.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
---------------------------------
Dr. Gerald G. Carlson, P.Geo., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2003 Number 4


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